

May 13, 2015

Andrew J. Micheletti
EVP and Chief Financial Officer
BofI Holding, Inc.
4350 La Jolla Village Drive
Suite 140
San Diego, CA 92122

> **Re:** **BofI Holding, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **June 30, 2014**
> **Filed August 28, 2014**
> **File No. 0-51201**

Dear Mr. Micheletti:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended June 30, 2014

Item 3. Legal Proceedings, page 27

1. We note there appears to be litigation that is not disclosed in this section. Please tell us how you considered including disclosure for the following legal proceedings and any other omitted proceedings:
    *   the July 2012 complaint filed by Waterfield Financial Services, Inc. against the company in the Superior Court of California, County of Orange; and
    *   the July 2014 complaint filed by Richard R. Waterfield against BOFI Federal Bank in the U.S. District Court, Southern District of California.

Alternatively, please amend the Form 10-K for the fiscal year ended June 30, 2014 to revise your disclosure, as appropriate. See Item 103 of Regulation S-K.

2. As a related matter, we note that you have not provided financial statement footnote disclosures related to any litigation. Please tell us how you considered the disclosure requirement of ASC 450-20-50 related to each of the aforementioned complaints in addition to any other actual or threatened litigation in your filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 32

3. We note your discussion of "core earnings" in this section. Please note that the use of the word "core" implies you are referring to your most central or essential operations and results. Removal of unrealized or realized gains or losses on sale of securities from net income to arrive at "core" earnings implies that sales of investments are not an inherent part of your core operations. We believe it would be appropriate to use a more descriptive title to describe the non-GAAP measure, perhaps by eliminating the use of the word "core" in the title. Please revise your disclosures in future filings accordingly.

Item 12. Security Ownership of Certain Beneficial Owners and Management...

Definitive Proxy Statement on Schedule 14A

Principal Holders of Common Stock, page 11

4. Please revise future filings to disclose the address of each person known to the registrant to be the beneficial owner of more than five percent of your common stock. See Item 403 of Regulation S-K. If applicable, please provide us with a draft of proposed disclosures to be included in future filings.

Item 13. Certain Relationships and Related Transactions...

Definitive Proxy Statement on Schedule 14A

Related Transactions and Other Matters, page 33

5. We note that your investor presentation included with the Form 8-K filed on December 4, 2013 indicates that Westlake Financial Services is a current distribution partner of the Company. We also note that Don Hankey, one of the principal holders of your common stock, is the primary stockholder of Westlake

and serves as its Chairman of the Board. However, we are unable to locate disclosure pursuant to Item 404 of Regulation S-K with respect to any transactions between the Company and Westlake Financial. Please revise future filings to provide revised disclosure, or tell us why such transactions do not require disclosure under Item 404 of Regulation S-K. If applicable, please provide us with a draft of proposed disclosures to be included in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Senior Staff Attorney, at 202-551-3552 or Kate McHale, Senior Staff Attorney, at 202-551-3464 with any other questions.

Sincerely,

/s/ John A. Spitz

John A. Spitz
Staff Accountant